The information in this document is the proprietary and confidential information of VEON. © VEON 2019 1 PROFILES OF DIRECTOR CANDIDATES FOR VEON BOARD APRIL 2024 CONTENTS AUGIE FABELA 2 ANDREI GUSEV 3 Rt. Hon. SIR BRANDON LEWIS CBE 4 DUNCAN PERRY 5 MICHAEL R. POMPEO 6 MICHIEL SOETING 7 KAAN TERZIOĞLU 8

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 2 AUGIE FABELA Independent Director and Chairman of Remuneration and Governance Committee, VEON Mr. Augie K Fabela II has been an independent director of VEON Ltd. since June 2022. Mr. Fabela served as the chairman of the Remuneration and Governance Committee since July 2023 and previously served as a member of both the Compensation and Talent Committee as well as the Strategy and Innovation Committee. Mr. Fabela was also a director of VEON Ltd. from June 2011 to December 2012, during which time he served as Chairman of the Board. He is executive chairman and co-founder of FastForward.ai. In addition, he is also a director (Finance Committee) at Shareability, Inc. since 2019. Mr. Fabela is a #1 bestselling author of “The Impatience Economy.” He graduated from Stanford University with a B.A. and M.A. in International Relations and International Policy Studies.

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 3 ANDREI GUSEV L1 Technology, Senior Partner Mr. Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is currently a senior partner at LetterOne Technology LLP (UK). He has deep experience executing transactions in various geographies over the last 20 years. Mr. Gusev also has extensive experience as an executive having served as Chief Executive Officer at the publicly listed food retailer X5 Retail Group N.V. from 2011 to 2012 and as management board member responsible for business development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev held a position at the Alfa Group overseeing investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev holds an MBA from the Wharton School at the University of Pennsylvania and graduated with honours from the Faculty of Applied Mathematics and Computer Science at Moscow State University.

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 4 Rt. Hon. SIR BRANDON LEWIS CBE Member of Parliament & Former Lord Chancellor & Secretary of State Sir Brandon Lewis a current Member of Parliament for Great Yarmouth (since 2010) and is standing down at the next UK General Election. Sir Brandon is an experienced policy professional with a background in both government affairs and public policy and is skilled in digital strategy development and public and private sector engagement and advocacy. He is also currently strategic advisor to each of LetterOne, Civitas Investment Management, FM. Conway and Thakeham since 2023. Prior to that, Sir Brandon served 10 years in the UK Government with 5.5 of those years in Cabinet in a range of roles: he was Lord Chancellor and Secretary of State for Justice, Ministry of Justice UK in 2022, Secretary of State, Northern Ireland Office from 2020 to 2022, Minister of State (National Security) and UK Home Office from 2019 to 2020. From 2018 to 2019, Sir Lewis also served as Cabinet Minister without Portfolio as well as Chairman of Conservative Party. Between 2016 and 2018, Sir Lewis served the UK Home Office in consecutive roles as Minister of State for Policing & the Fire Service, and then as Minister of State (Immigration & International). Prior to that, he was Minister of State from 2014 to 2016 and Parliamentary Under Secretary of State for Communities and Local Government from 2012 to 2014 with Department for Communities and Local Government. He also serves as a non-executive director of Woodlands Schools since 2023, having also been a director there from 2001 to 2012. Sir Brandon holds a BSc (Econ) and an LLB, Law from the University of Buckingham, and a LLM, Law (Commercial) from King’s College London. He is also a qualified a Barrister, Law from Inns of Court School of Law.

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 5 DUNCAN PERRY Senior Legal Advisor Duncan Perry is a lawyer with 30 years of legal experience and has been a senior legal adviser at the international investment firm LetterOne since July 2023. Prior to this, Mr. Perry was a general counsel and entrepreneur for 10 years, involved in a number of diverse projects, including being a founding team member and director of the UK regulated FinTech bank Kroo. Mr Perry was Global General Counsel at Barclays Wealth for 7 years, where he was a member of the Barclays Wealth executive committee and responsible for legal and compliance risk across 24 jurisdictions. At Barclays he was a member of several committees, including the chair of the Risk and Reputation Committee. Mr Perry also previously had roles, including European COO and General Counsel of the hedge fund Amaranth and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also Global legal head of Syndicated Finance and Debt Trading. Prior to this, Mr. Perry was a banking lawyer at both Sherman & Sterling and Allen & Overy, in London and New York. Mr Perry attended Exeter University where he obtained a First Class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc FinTech programme. Mr. Perry is also currently a board member of a charity which helps students from underrepresented communities obtain employment at elite institutions.

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 6 MICHAEL R. POMPEO Former U.S. Secretary of State and Director of CIA; Chief Executive and Legal Counsel Michael R. Pompeo served as the 70th U.S. Secretary of State of the United States, Director of the Central Intelligence Agency, and was elected to four terms in the U.S. Congress representing the Fourth District of Kansas. Secretary Pompeo graduated first in his class from the United States Military Academy at West Point in 1986. He served as a cavalry officer in the U.S. Army, leading troops patrolling the Iron Curtain. Secretary Pompeo left the military in 1991 and then graduated from Harvard Law School, having served as an editor of the Harvard Law Review. Secretary Pompeo practiced law, business and tax litigation at Williams & Connolly for three years. Secretary Pompeo then raised capital to acquire assets in the aviation manufacturing supply chain and was the CEO of the company he founded with several colleagues, Thayer Aerospace, for several years. Secretary Pompeo then became President of Sentry International, an oilfield services and equipment company with operations in the U.S. and Canada. Since leaving government, Secretary Pompeo has remained active on the global stage advancing American interests. Currently, he serves as Executive Chairman of Impact Investments, a U.S.-based merchant bank that also provides strategic and financial advisory that seeks to develop long-term partnerships with the World's leading companies across a range of industries and geographies. Secretary Pompeo serves on the board of Easy Post, LLC and serves as an advisor to several defence and national security-related growth companies.

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 7 MICHIEL SOETING Independent Director and Chairman of Audit and Risk Committee, VEON Mr. Michiel Soeting has been a director of VEON Ltd. since March 2022. Mr. Soeting is the Chairman of the Audit and Risk Committee and previously served as a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KPMG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG Energy & Natural Resources Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. Since 2019, Mr. Soeting has taken on various oversight roles, in particular, as a Director and Chair of the Audit Committee at Serica Energy plc in the UK, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the U.S. and as a member of the Board of Governors of Reed’s Foundation in the UK. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands where he completed his Doctoral studies in Economics and a post-Doctoral degree in Accountancy. He holds an MBA from Georgia Southern University in the U.S. In addition, Mr. Soeting is a qualified Chartered Accountant in both The Netherlands and the UK.

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 8 KAAN TERZIOĞLU CEO and Board Director, VEON Kaan Terzioglu has been serving the VEON Group as the Group Chief Executive Officer since June 2021 and was appointed as a director of VEON Ltd. since June 2023. As the Group CEO, Terzioglu leads the executive teams of VEON’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of VEON’s operating markets. Prior to being appointed as the Group CEO, Mr. Terzioglu served VEON as Group Co-CEO from March 2020 to June 2021, Group Co-COO from November 2019 to March 2020 and a board director from July 2019 to October 2019. Kaan Terzioglu is currently a board member of the GSMA and of the GSMA Foundation, and previously served on the board of Digicel. Prior to joining VEON, Terzioglu was the CEO of Turkcell Group from 2015 to 2019. Before joining Turkcell as the CEO, he was a board member at Turkey’s leading banking, retail, technology and pharmaceutical company from 2012 to 2015. Prior to that, he held regional and global leadership roles in management consulting, technology and telecommunications with Arthur Andersen from 1990 to 1999 and CISCO from 1999 to 2012 in Turkey, Belgium and the U.S. In 2019, Mr. Terzioglu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecommunications industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor’s Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).